UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 7, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Elevate Credit, Inc.

File No. 1-37680 - CF#35685

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Elevate Credit, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 9, 2017.

Based on representations by Elevate Credit, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.12	through September 30, 2026
Exhibit 10.13	through October 9, 2027
Exhibit 10.14	through November 22, 2026

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary